Arctic Securities LLC

Financial Statement
Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

December 31, 2021

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69571

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARCTIC SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE ROCKEFELLER PLAZA - SUITE 1706
                  (No. and Street)

NEW YORK   NY   10124
  (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES B. AHLFELD   212-739-0622
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM, LLP
(Name – if individual, state last, first, and middle name)

805 THIRD AVE   NEW YORK   NY   10022
(Address)   (City)   (State)   (Zip Code)

9/24/2003   # 587
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __AUDUN HOEN__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ARCTIC SECURITIES, LLC__, as of __DECEMBER 31__, 20__21__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MaryAnn Luczak
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LU6425223
Qualified in Nassau County
Commission Expires November 15, 2025

Signature: _[signature]_

Title: __CCO - CEO__

[signature] February 28, 2022
Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Notes to Financial Statements



805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of
Arctic Securities LLC
New York, NY

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Arctic Securities LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2017.

New York, NY
March 1, 2022

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

ASSETS:

Cash and Cash Equivalents	$	2,421,848
Cash-segregated in compliance with federal regulations		50,000
Restricted Cash-Clearing Account		250,000
Due from Clearing Broker		14,207
Accounts Receivable - Related Party		9,661
Due from Employee		12,295
Prepaid Expenses and Other assets		52,359
Deferred Compensation-Bonus, net		265,972
Office Equipment and Leasehold, net		18,695
Rent Security Deposits		2,993
TOTAL ASSETS	$	3,098,030

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:

Accounts Payable and Accrued Expenses	$	78,350
Accrued Compensation		850,000
TOTAL LIABILITIES		928,350
Subordinated Loans and Accrued Interest		6,689,583

MEMBER'S DEFICIT

Member's Deficit		(4,519,903)
TOTAL MEMBER'S DEFICIT		(4,519,903)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	3,098,030

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "Holding Company"). In turn, the Holding Company is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

The Company receives its funding from the Parent in the form of subordinated debt and capital contributions on an as needed basis for purposes of ensuring compliance for regulatory purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31, 2021
Cash and cash equivalents	$2,421,848
Cash – segregated in compliance with federal regulations	50,000
Restricted cash - clearing account	250,000
Cash, cash equivalents, restricted cash – clearing account, and cash-segregated in compliance with federal regulations	$2,721,848

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Arctic Securities LLC
Notes to Financial Statements
Year Ended December 31, 2021

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

(e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2021, management believes such receivables are fully collectible.

(f) Office Equipment, Furniture and Leasehold

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $226,503 as of December 31, 2021. Depreciation expense for 2021 was $12,008.

Computer Equipment	$153,424
Office Furniture	73,490
Leasehold Improvement	13,018
Software	5,266
Accumulated Depreciation	(226,503)
	$18,695

(g) Operating leases – Right of Use

The Company adopted ASU 2016-02, effective January 1, 2019. The new FASB standard "ASC 842" relates to leases to increase transparency and comparability among organizations by requiring the recognition of right of use (ROU) assets and liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by the Company for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. In addition, the Company elected the package of practical expedients permitted under ASC 842, which allowed the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification for any expired or existing leases and (iii) not reassess the initial direct costs for existing leases.

(h) Share Based Compensation

The Company provides certain incentive compensation awards to its employees in the form of options to purchase shares in the Parent company, (Share Options). The Company accounts for the Share Options in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued on the grant date using a Black-Scholes based option pricing model. The Black Scholes model fair value computation of these stock options utilized the assumptions of expected terms ranging from .2 to 2.2 years, range of risk free rate of return of 2.5% to 2.6% and volatility percentages ranging from 20% to 100%. All of such stock options are fully vested, exercisable, and are being amortized over the expected term of such stock options, since these options were issued to the employees. At December 31, 2021, Share Options activity (in Units) are as follows:

	Granted	Weighted Average Exercise Price	Remaining Contractual Term
Share Options December 31, 2020	500	NOK 880	.5 years
Granted	-	-	-
Expired	-	-	-
Exercised	(500)	NOK 880	-
Share Options December 31, 2021	-	-	-

(i) Deferred Compensation

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification Topic 710, such amounts are recorded as part of deferred compensation and amortized over the contract period, which is three years.

Deferred Compensation	$ 700,000
Accumulated Amortization	(434,028)
	$ 265,972

Amortization expense for the next three years will be as follows:

Years ending December 31,	
2022	$ 124,306
2023	100,000
2024	41,666
	$ 265,972

(j) Recently Issued Accounting Pronouncements

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 3 – RESTRICTED CASH WITH CLEARING BROKER

The Company has a fully disclosed clearing agreement with Mirae Asset Securities (USA) Inc. to clear and settle transactions in U.S. and international equities, ADR's and fixed income securities. The Company funded the clearing broker $250,000 as cash held on deposit for the settlement of any unsettled domestic transactions.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,807,705 which was $1,557,705 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was .51 to 1.

NOTE 5 – CASH - SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

NOTE 6 – OPERATING LEASES, RIGHT-OF-USE ASSETS AND LIABILITIES

The Company leases office space and equipment used in connection with its operations under various operating leases.

ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the net present value of the Company's lease obligation to make payment arising from the leases. The operating lease liabilities are based on the present value of fixed lease payments over the lease term using the implicit lease interest rate or, when unknown, the Company's incremental borrowing rate on the lease commence date or January 1, 2019 for leases that commenced prior to that date. Operating lease expense is recognized on a straight-line basis over the term of the lease.

The practical expedient utilized in the original lease for the rate implicit in each lease is not readily determinable and we therefore used our incremental borrowing rate to determine the present value of the lease payments. The weighted average incremental borrowing rate used to determine the initial value of the right of use assets and lease liabilities was 5%.

The Company executed a Second Amendment to the existing lease with the landlord in October 2021, as the current lease expired in October 2021. The extended lease requires moving to new premises, which the landlord is remodeling and is not expected to be completed until March, 2022. We are currently renting the existing premises on a month to month basis. The accounting for this Second Amendment to the lease for the right of use related assets and liabilities is treated as a new contract, which will be quantified upon delivery of the new premises, since these new premises were not contemplated in the original lease with landlord and the new rent terms have been modified to commensurate the new premises.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is due $9,661 by the Parent as of December 31, 2021.

NOTE 8 – PPP LOAN

The Company secured a PPP (Paycheck Protection Program) loan in May 2020, in the amount of $353,900, from the SBA. Initial loan terms were an interest rate of 1% with payment in full by May 2022. The full amount of the PPP loan was forgiven on May 28, 2021.

NOTE 9 – COMMITMENT AND CONTINGENCIES

The Company was obligated under an operating lease for office space in NYC, NY which expired in October 2021 under a lease amendment. The term of this lease was for twelve months and included certain lease incentives. The Company executed a second amendment to the existing lease in October 2021 for a new premises that is not expected to be completed until March, 2022. The Company is currently on a month-to-month basis with monthly rent of $23,736. The Company's Houston, Texas lease expired on July 31, 2021 and was not renewed.

The Holding Company maintains an irrevocable letter of credit on behalf of the Company in connection with the security deposit required under the office lease. With the signing of the second lease amendment, a new letter of credit was furnished in the amount of $166,012 and expires on November 15, 2027.

NOTE 10 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2021, are listed as follows:

Subordinated note, 5%, due February 15, 2023	$3,000,000
Subordinated note, 5%, due February 3, 2022	2,500,000
	$5,500,000

The subordinated borrowings are with related parties and had an initial term of three years. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2021, there was $1,189,583 of accrued interest due on these subordinated borrowings, which the Parent has forgiven $69,985 of such interest previously accrued.

The Company's subordinated note of $2,500,000 matures on February 3, 2022. The Company elected the automatic maturity date rollover, as a result this note now matures on February 3, 2024.

NOTE 11 – INCOME TAXES

As a single member limited liability company, the Company has elected to be treated as a C Corporation for federal and state income tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. The Company has a Net Operating Loss (NOL) carryforward of $7.8 million. The deferred tax asset comprised of net operating losses and temporary timing differences aggregates to $2.4 million, which had a nominal increase over the previous year. The NOL's are available for use against future federal, state and city taxes and will expire in the year 2036 to 2041. The Company's federal and state income tax returns for the prior three years remain open for audit by applicable regulatory authority.

The Company believes it is more likely than not that the deferred tax asset will not be realized, accordingly, the Company has recorded a full valuation allowance.

NOTE 12 – DEFINED CONTRIBUTION 401(K) PLAN

The Company formed a 401(K) plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $46,848 during 2021.

Arctic Securities LLC
Notes to Financial Statements
Year Ended December 31, 2021

NOTE 13 – MEMBER'S DEFICIT

As of December 31, 2021, there were 360,000 units issued and outstanding at an aggregate value of $3,600,000.

NOTE 14 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.

The financial statement considered events through March 1, 2022, the date on which the financial statement was available to be issued.